Exhibit 1

Media Relations Andrea Castro Velez +57 (1) 603-9134 andrea.castro@cemex.com	Investor Relations Pablo Gutierrez +57 (1) 603-9051 pabloantonio.gutierrez@cemex.com

CLH REPORTS SECOND QUARTER 2020 RESULTS: COST CONTAINMENT EFFORTS TRANSLATE INTO HIGHER MARGINS

BOGOTA, COLOMBIA. JULY 27, 2020 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that in a quarter marked by significant disruption from the COVID-19 pandemic, sales declined by 36%, while EBITDA fell by 32%, in local-currency terms, on a year-over-year basis. EBITDA margin, however, was higher by 1.4 percentage points due to a proactive cost containment plan across our businesses and geographies.

CLH’s Consolidated Second Quarter 2020 Financial and Operational Highlights

•	EBITDA margin improved by 1.4pp during the quarter on a year-over-year basis, to 19.7%, despite the decline in sales. The improvement was mainly due to a proactive cost control plan.

•	Our consolidated cement volumes declined by 33% during the second quarter on a year-over-year basis. However, volumes recovered significantly in June, doubling the volumes sold during April.

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Quarterly consolidated prices for cement improved by 4% on a year-over-year basis and remained stable sequentially, in local-currency terms. Cement pricing resilience in all our markets despite lower volumes.

•	Generated US$25 million in free cash flow during the quarter and reduced our net debt by 28 million dollars from March to June.

•	Generated US$11 million in net income during the quarter, compared with a US$4 million loss during the same period of last year.

•	Obtained the highest Net Promoter Score ever, reaching 70 points during the quarter, a 12-points improvement on a year-over-year basis.

Jesus Gonzalez, CEO of CLH, said: “Supported by our Health and Safety culture, as well as our more than 50 biosecurity protocols, we are running our operations safely and effectively in a COVID-19 world. Despite that our volumes were significantly impacted by the COVID-19 containment measures, we reacted quickly and obtained significant achievements during the second quarter. We improved our EBITDA margin by 1.4pp on a year-over-year basis; improved our consolidated cement prices by 4% on a year-over-year basis; generated US$25 million and US$11 million in free cash flow and net income, respectively, and reduced our net debt by US$28 million from March to June.”

Jesus Gonzalez added: “With respect to our efforts to improve our customers experience, during the quarter we obtained the highest Net Promoter Score ever. This achievement was driven by our digital capabilities and our new program “CEMEX Te Acompaña”, launched to support our customers on some of the challenges they are facing due to COVID-19.”

Consolidated Corporate Results

During the second quarter, controlling interest net income was US$11 million, compared to a loss of US$4 million during the same quarter of 2019.

Geographical Markets Second Quarter 2020 Highlights

Operating EBITDA in Colombia reached US$12 million, 32% lower in U.S.-dollar terms or 23% lower in local-currency terms, compared with that of the second quarter of 2019. Net sales decreased by 45% in U.S.-dollar terms or by 36% in local-currency terms, on a year-over-year basis, to US$67 million.

In Panama, operating EBITDA was negative US$3 million during the quarter. Net sales reached US$7 million during the second quarter; 86% lower compared with those of the same period of 2019.

In Costa Rica, operating EBITDA reached US$7 million during the quarter, 27% lower in U.S.-dollar terms or 29% lower in local-currency terms, on a year-over-year basis. Net sales reached US$20 million, a decline of 26% in U.S.-dollar terms or of 28% in local-currency terms, compared with those of the second quarter of 2019.

In the Rest of CLH operating EBITDA increased by 29% in U.S.-dollar terms or by 31% in local-currency terms, to US$20 million during the quarter. Quarterly net sales reached US$56 million, 1% higher in local currency terms or remained flat in U.S.-dollar terms, compared with those of the same period of 2019.

In accordance with its vision, CLH continues to constantly evolve aiming to become more flexible in our operations, more creative in our commercial offerings, more sustainable in our use of resources, more innovative in conducting our business, and more efficient in our capital allocation. CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, and Guatemala.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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